LODGED THE COVENANTS OF THE AGREEMENT RELATED TO THE TRANSFERABILITY OF THE ENDESA’S SHARES

Rome, June 11, 2007 – Enel and Acciona inform that they lodged to the  Madrid Mercantile Register the covenants which – within the framework for the agreement for the joint management of Endesa S.A., signed between the parties on March 26, 2007 – establish mutual restrictions to the transferability of the shares of Endesa.

As to further clauses of the same agreement subject to the deposit with the Mercantile Register, i.e. the clauses related to the exercise of the voting rights in the shareholders’ meeting of Endesa, such clauses will be lodged as soon as they will become effective.

These clauses will become if, after the settlement of the takeover bid, Enel and Acciona will have reached the control of Endesa (i.e. when they will have jointly acquired more than 50% of Endesa’s share capital and will have appointed the majority of the Endesa’s directors). In the meantime, Enel and Acciona will be free to decide separately the content of the vote of their respective shareholdings in Endesa.

Enel SpA – Registered Office 00198 Roma, Viale Regina Margherita 137 – Companies Register of Roma and Tax I.D. 00811720580 – R.E.A. of Roma 756032 - VAT Code 00934061003

Stock Capital Euro 6,157,071,646 (at december 31, 2005) fully paid-in

1/1